UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2009

Commission File Number: 001-33340

TONGJITANG CHINESE MEDICINES COMPANY
5th Floor, Block B
Nanshan Medical Device Park
1019 Nanhai Avenue, Shekou, Nanshan District
Shenzhen, 518067 Guangdong Province
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under the cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tongjitang Chinese Medicines Company
By:	/s/ Xiaochun WANG
	Name:	Xiaochun WANG
	Title:	Chairman and Chief Executive Officer
Date: March 23, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding fourth quarter and full year 2008 financial results of Tongjitang Chinese Medicines Company

Exhibit 99.1
Tongjitang Chinese Medicines Company Reports
Fourth Quarter and Full Year 2008 Financial Results
SHENZHEN, China, March 20, 2009 (BUSINESS WIRE) — Tongjitang Chinese Medicines Company (NYSE: TCM) (“Tongjitang” or the “Company”), a leading specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China, today announced its unaudited financial results for the fourth quarter of 2008 and for the full year ended December 31, 2008.
Financial Results for the Quarter Ended December 31, 2008
•
Net revenues decreased to RMB115.2 million ($16.9 million)[1] from RMB179.7 million the year before, reflecting a 37.2% decline in Xianling Gubao (“XLGB”) sales to RMB84.9 million ($12.4 million) and a 46.6% decrease in sales of other core products to RMB14.0 million ($2.1 million).

•	Gross margin decreased to 61.2% in the fourth quarter of 2008 from 65.5% in the same period of 2007 and 62.4% in the third quarter of 2008.
•	Net loss was RMB79.3 million ($11.6 million), which yielded net loss per ADS of RMB2.36 ($0.36), and net loss per share[2] of RMB0.59 ($0.09).
Net revenues for the fourth quarter of 2008 were RMB115.2 million ($16.9 million), down by 35.9%, or RMB64.5 million, from RMB179.7 million in the fourth quarter of 2007, and up by 4.3% from RMB110.4 million in the third quarter of 2008. XLGB sales were RMB84.9million ($12.4 million) in the fourth quarter of 2008, compared with RMB135.2 million in the fourth quarter of 2007 and RMB78.9 million in the third quarter of 2008. Revenue performance also reflected a decline in sales of the Company’s other core products, such as Moisturizing and Anti-itching Capsules, Zaoren and Dianbaizhu, which decreased to RMB14.0 million ($2.1 million) from RMB26.2 million in the fourth quarter of 2007 but increased from RMB12.6 million in the third quarter of 2008. Revenue contribution from Guizhou Long-Life Pharmaceutical Company Limited (“Guizhou LLF”) decreased to RMB2.5 million from RMB5.1 million in the third quarter of 2008. Products by Guizhou LLF contributed approximately 2.1% of revenue in the fourth quarter of 2008, compared with 4.6% in the third quarter of 2008.
Xiaochun Wang, Chief Executive Officer and Chairman of Tongjitang, stated, “While we are disappointed with the ongoing decline in our year over year revenue, we are pleased at the initial improvements we made compared to the third quarter of 2008. In the fourth quarter, we continued the restructuring of our sales team for XLGB OTC products. While we may face resistance in these efforts, we expect to improve the sales of XLGB and continue to grow thereafter. Our existing market position, diversified product portfolio, and leading branded products will drive our long-term growth, despite the challenges of the current macroeconomic environment and uncertainty with respect to potential regulatory changes in China’s healthcare industry.”
Gross profit decreased by 40.1% to RMB70.5 million ($10.3 million) in the fourth quarter of 2008 from RMB117.6 million in the fourth quarter of 2007. Gross margin was 61.2% in the fourth quarter of 2008, compared with 65.5% in the same period of 2007 and 62.4% in the third quarter of 2008. Tongjitang’s cost of revenues and the decreased gross margin reflect the reduced revenues from Guizhou LLF (which enjoys a higher margin), lower selling prices of certain non-XLGB core products, and the increased cost of some of the raw materials for products other than XLGB. The price of barrenwort, used in the production of XLGB, remained stable in the fourth quarter of 2008.

1.
This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter and year ended December 31, 2008 were made at the noon buying rate on December 31, 2008 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserves Bank of New York, which was RMB6.8225 to USD1.00. Tongjitang makes no representation that the Renminbi or US dollar amounts referred to in this release could have been or could be converted into US dollars or Renminbi, as the case may be, at any particular rate or at all.

2.	All references to ‘shares’ are to our ordinary shares. Each of our American Depositary Shares, which are traded on the New York Stock Exchange, represents four ordinary shares.

Operating loss in the fourth quarter of 2008 was RMB86.5 million ($12.7 million), compared with operating income of RMB0.4 million in the fourth quarter of 2007, primarily reflecting an RMB70.8 million ($10.4 million) asset impairment related to intangible assets, and an RMB28.1 million ($4.1 million) asset impairment related to goodwill, both for Guizhou LLF and Qinghai Pulante. Additionally, Tongjitang recognized approximately RMB2.0 million ($0.3 million) of share-based compensation expenses in the fourth quarter of 2008.
Net loss was RMB79.3 million ($11.6 million), net loss per ADS was RMB2.36 ($0.36), and net loss per share was RMB0.59 ($0.09) in the fourth quarter of 2008. Non-GAAP adjusted EBITDA in the fourth quarter of 2008, which excludes the share-based compensation expenses and the asset impairments described above, was RMB23.3 million ($3.4 million), compared with RMB56.6 million in the fourth quarter of 2007. Non-GAAP adjusted EBITDA per diluted share was RMB0.17 ($ 0.03) in the fourth quarter of 2008. The number of shares used in the computation of GAAP earnings per share and adjusted EBITDA per share (Non-GAAP) was 134.9 million.
Financial Results for the Twelve Months Ended December 31, 2008
For the twelve months ended December 31, 2008, revenues decreased by 24.3%, to RMB451.0 million ($66.1 million), from RMB596.0 million for the full year 2007. During this same time period, gross profit decreased by 27.3% to RMB283.7 million ($ 41.6 million) from RMB390.0 million. Gross margin for the full year 2008 was 62.9%, compared with 65.4% in the year before. Loss from operations was RMB78.0 million ($11.4 million), compared with income from operations of RMB120.9 million in the full year 2007, and net loss was RMB52.3 million ($7.7 million), or RMB0.39 ($0.06) per share, compared with net income of RMB171.2 million, or RMB1.35 per share, for the full year 2007. Net loss per ADS was $1.56 for the year ended December 31, 2008. On a year over year basis, the weighted average number of shares outstanding in the full year 2008 increased by 8.3% to 134.8 million.
Additionally, Tongjitang recognized RMB101.0 million ($14.8 million) of asset impairments related to intangible assets and goodwill, and RMB20.4 million ($3.0 million) of share-based compensation expenses in the year of 2008.
Non-GAAP adjusted EBITDA, which excludes the share-based compensation expenses as well as the asset impairments described above, was RMB94.9 million ($13.9 million) for the twelve months ended December 31, 2008, compared with RMB209.0 million in the prior year. Non-GAAP adjusted EBITDA per diluted share decreased to RMB0.70 ($0.10) in the year of 2008. The number of shares used in the computation of GAAP earnings per share and adjusted EBITDA per share (Non-GAAP) was 134.8 million. Please refer to the Company’s GAAP to Non-GAAP reconciliation table provided below.
Balance Sheet
As of December 31, 2008, the Company had cash and cash equivalents of RMB516.1 million ($75.6 million). This compares with RMB579.1 million as of September 30, 2008, and RMB797.8 million as of December 31, 2007.
Business Update
On December 16, 2008, the Company announced the appointment of Charles Wang as its Chief Financial Officer. Mr. Wang joined Tongjitang with over 20 years of experience in the field of finance. From 1999 to 2008, he served as the Chief Financial Officer at Asia Renal Care, Ltd., a leading healthcare service provider in the Asia-Pacific region. Prior to 1999, Mr. Wang was a Finance Director at Hanson Pacific Ltd., the Asia Pacific Headquarters of Hanson PLC. Early in his financial career, Mr. Wang was a Corporate Finance Manager at PricewaterhouseCoopers (Hong Kong) and an Assistant Audit Manager at Kingston Smith Chartered Accountants. Mr. Wang received his B.A. with honors in Economics and Accounting from the University of Leeds, England, and has been a member of the Institute of Chartered Accountants of England and Wales since 1991.
Mr. Wang continued, “We are glad that Charles Wang joined our Company as our Chief Financial Officer. His extensive experience in finance and healthcare is very beneficial, and we believe his skill set will contribute greatly to the growth of our business.”
About Non-GAAP Financial Measures
To supplement the Company’s unaudited condensed consolidated financial information presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company also provides non-GAAP financial measures, non-GAAP EBITDA and non-GAAP EBITDA per share, all of which exclude asset impairments and share-based compensation expenses recorded under Statement of Financial Accounting Standards 123R, “Share-Based Payment.” The Company’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and allows the management team to better plan and forecast future periods, as the non-GAAP financial measures provide additional information to the investors. The non-GAAP information is not in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for the GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be significant recurring expenses in our business for the foreseeable future. Reconciliations of the Company’s non-GAAP financial data to the most comparable GAAP data are included at the end of this press release.

Conference Call
The Company will hold a conference call on March 20, 2009, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time) to discuss the results. Listeners may access the call by dialing the following numbers:
United States toll free: 1-800-231-9012
Hong Kong toll free: 800-968-103
Northern China toll free: 10 800 712 0046
Southern China toll free: 10 800 120 0046
International: 1-719-457-2552
A replay of the conference call may be accessed after the conclusion of the conference call through March 27, 2009, by dialing the following numbers:
United States toll free: 1-888-203-1112
International: 1-719-457-0820
Password: 1666654
An audio webcast of the call will also be available through the Company’s website at www.tongjitang.com.
About Tongjitang Chinese Medicines Company
Tongjitang Chinese Medicines Company, through its operating subsidiaries Tongjitang Pharmaceutical, Tongjitang Distribution, Tongjitang Chain Stores, Guizhou Long-Life Pharmaceutical Company Limited and Qinghai Pulante, is a vertically integrated and profitable specialty pharmaceutical company focused on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China. Tongjitang’s principal executive offices are located in Shenzhen, China.
Tongjitang’s flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi. In addition to Xianling Gubao, the Company manufactures and markets 20 other modernized traditional Chinese medicine products and 22 western medicines. Please visit www.tongjitang.com for more information.
Safe Harbor Statements
This press release contains forward-looking statements that are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from those described in the forward-looking statements in this press release. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: if disruptions in the financial markets and other macro-economic challenges currently affecting the economy of the United States and other parts of the world continue or even worsen, it may adversely impact the economy and consumer confidence in China; a further slowdown in the growth of China’s economy; our growth strategy; our future business development, results of operations and financial condition; our heavy dependence on the success of Xianling Gubao; our ability to market Xianling Gubao to hospitals and to retail pharmacies; the retail prices of our principal products’ being subject to price control by the government authorities in China; our products’ inclusion in national and provincial medical catalogs of the National Medical Insurance Program in China; our ability to obtain approval from the State Food and Drug Administration in China to convert a provisional national production standard of our principal products to a national final production standard; our ability to continue having the exclusive production rights for our products; our ability to further improve our barrenwort extraction efficiency; our ability to obtain manufacturing or marketing approval for our future products; our dependence on a limited number of distributors for a significant portion of our net revenues; our ability to protect our intellectual property rights and defend infringement or misappropriation claims by third parties; intense competition in the pharmaceutical market in China; the supply of quality medicinal raw materials; and uncertainties with respect to the legal system in China, including uncertainty with respect to potential regulatory changes in China’s healthcare industry. Further information regarding these and other risks is and will be included in our registration statement on Form F-1, our annual report on Form 20-F and other documents filed and to be filed with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.
CONTACT

Ashley M. Ammon or Christine Duan
ICR, Inc.
203-682-8200 (Investor Relations)

Tongjitang Chinese Medicines Company
Reconciliation of GAAP Net income (loss) to Adjusted EBITDA (Non-GAAP)
(In thousands, except share and per share data)

	Fourth Quarter Ended December 31			Year Ended December 31
	2007	2008	2008	2007	2008	2008
	RMB	RMB	US$	RMB	RMB	US$
			(Note 1)			(Note 1)
GAAP net income (loss)	18,074	(79,263)	(11,617)	165,651	(52,300)	(7,666)
Share-based compensation expenses (Note 2)	37,100	1,996	292	37,100	20,446	2,997
Depreciation and amortisation	5,852	6,602	968	16,941	25,819	3,784
Asset impairment	—	98,851	14,489	288	100,972	14,800
Interest (income) expense, net	(5,169)	(35)	(5)	(18,048)	(515)	(75)
Provision for income taxes (tax benefit)	789	(4,827)	(708)	1,200	502	74

Adjusted EBITDA (non-GAAP)	56,646	23,324	3,419	203,132	94,924	13,914

GAAP earnings (loss) per share
Ordinary shares
-Basic	0.13	(0.59)	(0.09)	1.31	(0.39)	(0.06)
-Diluted	0.13	(0.59)	(0.09)	1.31	(0.39)	(0.06)

Ordinary shares classified as mezzanine equity-basic and diluted	N/A	N/A	N/A	1.31	N/A	N/A

Adjusted EBITDA per share (Non-GAAP)
Ordinary shares
-Basic	0.42	0.17	0.03	1.60	0.70	0.10
-Diluted	0.42	0.17	0.03	1.60	0.70	0.10

Ordinary shares classified as mezzanine equity-basic and diluted	N/A	N/A	N/A	1.60	N/A	N/A

Shares used in computation of GAAP earnings per share / Adjusted EBITDA per share (Non-GAAP)
Ordinary shares
-Basic	134,347,011	134,929,939	134,929,939	124,479,794	134,758,695	134,758,695
-Diluted	134,369,508	134,929,939	134,929,939	124,485,464	134,758,695	134,758,695

Ordinary shares classified as mezzanine equity-basic and diluted	N/A	N/A	N/A	2,149,018	N/A	N/A

(Note 1)
The condensed consolidated financial information and the related amounts of Tongjitang Chinese Medicines Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period and year ended December 31, 2008 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB6.8225 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at December 31, 2008. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

(Note 2)

Share-based compensation expenses recorded in accordance with SFAS 123R are as follows:

	Fourth Quarter Ended December 31			Year Ended December 31
	2007	2008	2008	2007	2008	2008
	RMB	RMB	US$	RMB	RMB	US$
			(Note 1)			(Note 1)
General and administrative expenses	—	1,996	292	—	20,446	2,997

Tongjitang Chinese Medicines Company

Unaudited Condensed Consolidated Statements of Operations

(In thousands, except share and per share data)

	Fourth Quarter Ended December 31			Year Ended December 31
	2007	2008	2008	2007	2008	2008
	RMB	RMB	US$	RMB	RMB	US$
			(Note)			(Note)
Net revenues	179,663	115,205	16,886	596,007	451,032	66,109
Cost of revenues	62,023	44,736	6,557	206,019	167,345	24,528

Gross profit	117,640	70,469	10,329	389,988	283,687	41,581
Impairment loss on intangible assets	—	(70,789)	(10,376)	(288)	(72,910)	(10,687)
Impairment loss on goodwill	—	(28,062)	(4,113)	—	(28,062)	(4,113)
Advertising expenses	(35,830)	(18,069)	(2,648)	(96,876)	(80,180)	(11,752)
Other selling and marketing expenses	(25,078)	(22,256)	(3,262)	(68,357)	(80,031)	(11,730)
General and administrative expenses	(52,987)	(22,456)	(3,291)	(92,199)	(91,610)	(13,427)
Research and development expenses	(3,664)	(2,706)	(397)	(12,673)	(17,368)	(2,546)
Government grant	—	1,428	209	—	1,428	209
Gain (loss) on disposal of property, plant and equipment and land use rights	(81)	4,255	624	(72)	4,255	624
Gain on disposal of a subsidiary	—	1,312	192	—	1,312	192
Other operating income	382	424	62	1,395	1,516	222

Income (loss) from operations	382	(86,450)	(12,671)	120,918	(77,963)	(11,427)
Other income (expenses):
Interest income	7,547	3,370	494	27,906	17,114	2,508

Interest expense	(2,378)	(3,335)	(489)	(9,858)	(16,599)	(2,433)
Government grants	5,716	710	104	17,064	6,752	990
Investment income (loss)	4,146	(175)	(26)	8,409	(1,830)	(268)
Other income, net	3,436	1,800	264	2,361	20,520	3,008

Income (loss) before income taxes and minority interest	18,849	(84,080)	(12,324)	166,800	(52,006)	(7,622)
(Provision for income taxes) tax benefit	(789)	4,827	708	(1,200)	(502)	(74)
Minority interest, net of taxes	14	(10)	(1)	51	208	30

Net income (loss)	18,074	(79,263)	(11,617)	165,651	(52,300)	(7,666)

Earnings (loss) per share
Ordinary shares
-Basic	0.13	(0.59)	(0.09)	1.31	(0.39)	(0.06)
-Diluted	0.13	(0.59)	(0.09)	1.31	(0.39)	(0.06)

Ordinary shares classified as mezzanine equity-basic and diluted	N/A	N/A	N/A	1.31	N/A	N/A

Shares used in computation of earnings (loss) per share
Ordinary shares
-Basic	134,347,011	134,929,939	134,929,939	124,479,794	134,758,695	134,758,695
-Diluted	134,369,508	134,929,939	134,929,939	124,485,464	134,758,695	134,758,695

Ordinary shares classified as mezzanine equity-basic and diluted	N/A	N/A	N/A	2,149,018	N/A	N/A

(Note)
The condensed consolidated financial information of Tongjitang Chinese Medicines Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period and year ended December 31, 2008 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB6.8225 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at December 31, 2008. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

Tongjitang Chinese Medicines Company

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except share data)

	Dec. 31	Sep. 30	Dec. 31	Dec. 31
	2007	2008	2008	2008
	RMB	RMB	RMB	US$
				(Note 1)
ASSETS
Current assets:
Cash and cash equivalents	797,755	579,139	516,087	75,645
Short-term bank deposit	—	80,000	50,000	7,329
Notes receivable	48,959	31,955	55,987	8,206
Accounts receivable, net of allowance for doubtful accounts	272,562	250,461	214,543	31,446
Amount due from related parties	535	15,035	8,500	1,246
Amount due from a director	—	17,575	—	—
Amounts due from former shareholders of a subsidiary	—	658	689	101
Inventories	76,194	95,168	97,553	14,299
Trading securities	2,797	976	792	116
Prepaid advertising expenses	9,334	8,557	1,692	248
Receivable on sales of a subsidiary	—	—	12,600	1,847
Other prepaid expenses and current assets, net of allowance for doubtful accounts	7,776	22,716	21,548	3,158

Total current assets	1,215,912	1,102,240	979,991	143,641
Property, plant and equipment, net	155,849	169,169	152,249	22,316
Land use rights, net	18,739	28,993	28,902	4,236
Deposits for acquisition of property, plant and equipment, and intangible assets	11,197	184,550	188,103	27,571

Acquired intangible assets, net	90,018	97,110	24,735	3,626
Goodwill	—	28,210	—	—
Receivable on sales of a subsidiary	—	—	6,210	910
Long-term other assets	333	3,080	1,800	264
Deferred tax assets	2,007	2,018	1,205	177

Total assets	1,494,055	1,615,370	1,383,195	202,741

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	89,100	185,100	85,100	12,473
Accounts payable	18,009	19,690	14,663	2,149
Amounts due to related parties	1,893	1,332	1,332	195
Amounts due to former shareholders of a subsidiary	—	7,237	7,385	1,082
Accrued expenses and other current liabilities	57,810	83,211	81,130	11,892
Income taxes payable	3,080	2,947	926	136

Total current liabilities	169,892	299,517	190,536	27,927
Long-term bank loans	74,000	65,000	50,000	7,329
Deferred tax liabilities	12,955	14,364	7,370	1,080

Total liabilities	256,847	378,881	247,906	36,336

Minority interest	632	414	475	70

Total shareholders’ equity	1,236,576	1,236,075	1,134,814	166,335

Total liabilities and shareholders’ equity	1,494,055	1,615,370	1,383,195	202,741

(Note 1)
The condensed consolidated financial information of Tongjitang Chinese Medicines Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period and year ended December 31, 2008 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB6.8225 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at December 31, 2008. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.